

05040820

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17611

RECEIVED MAY 31 2005 209 SEC MAIL PROCESSING SECTION WASH. D.C.

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2004 (MM/DD/YY) AND ENDING 03/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nikko Alternative Asset Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Madison Avenue, Suite 2500
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Hodermarsky 212-610-6112
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue,	New York,	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 16 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Hiroki Tsujimura, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nikko Alternative Asset Management, Inc., as of March 31st, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & C.E.O. <NAAM>

Title

Notary Public

JOSEPH A. MENDOLA
Notary Public, State of New York
No. 02ME4934409
Qualified in New York County
Commission Expires May 23, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
MAY 3 1 2005
WASH. D.C.
209
SECTION

Nikko Alternative Asset Management, Inc.

(formerly The Nikko Securities Co. International, Inc.)

Statement of Financial Condition

March 31, 2005

Nikko Alternative Asset Management, Inc.
(formerly The Nikko Securities Co. International, Inc.)
Index
March 31, 2005

Page(s)



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Shareholder of
Nikko Alternative Asset Management, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Nikko Alternative Asset Management, Inc. (formerly The Nikko Securities Co. International Inc.) (the "Company") at March 31, 2005 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

May 26, 2005

Nikko Alternative Asset Management, Inc.
(formerly The Nikko Securities Co. International, Inc.)
Statement of Financial Condition
March 31, 2005

Assets	
Cash and cash equivalents	$ 16,319,100
Securities owned pledged	2,027,400
Asset management fees receivable	1,882,700
Intangible asset	675,000
Furniture, fixtures, equipment, leasehold improvements, at cost less accumulated depreciation of $340,700	246,700
Other assets	643,200
Total assets	$ 21,794,100
Liabilities and shareholder's equity	
Liabilities	
Accounts payable and accrued liabilities	$ 629,200
Deferred rent	331,900
Incentive compensation payable	642,400
Related parties	36,800
Subordinated borrowings	1,000,000
	2,640,300
Shareholder's equity	19,153,800
Total liabilities and shareholder's equity	$ 21,794,100

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Business

Nikko Alternative Asset Management, Inc. (the "Company") was, until January 2005, known as The Nikko Securities Co. International, Inc. The Company is a registered broker dealer, a futures commission merchant ("FCM") and a registered investment advisor that operates primarily as an investment manager.

The Company is a wholly-owned subsidiary of Nikko Americas Holding Co., Inc. ("NAHC"), which, as of September, 2004, is a wholly-owned subsidiary of Japan based Nikko Asset Management Co., Ltd. Prior to September 2004, NAHC was owned by a UK affiliate of Nikko Cordial Securities, Inc. ("NCS") (a Japanese entity).

The Company serves as the Investment Manager to the NK New Direction Trust (the "Trust"), a Bermuda open-end unit trust, established as a fund of funds. In this capacity, the Company manages the Trust's portfolio, with authority to select, allocate and reallocate Trust assets among a number of collective investment vehicles and/or managed accounts. For its services, the Company receives an annual management fee and shares in the profits of the Trust.

The Company serves as the Investment Adviser to the Cash Enhanced Yield Sub-Fund, L-Plus Tangent Sub-Fund and Global Bond Enhanced Yield Sub-Fund (the "Sub-Funds") that, together, constitute the Nikko Skill Investments Trust, a mutual investment fund organized under the laws of Luxembourg. In this role, the Company renders investment advice with regard to the investment and reinvestment of assets in the Sub-Funds and also provides day-to-day management of the investments in the Sub-Funds. With regard to the Cash Enhanced Yield Sub-Fund, the Company receives an annual fee based on the amount of assets under management. With regard to the Global Bond Enhanced Yield Sub-Fund and the L-Plus Tangent Sub Fund, the company receives annual fees based upon the amount of assets under management as well as annual fees based upon the performance of the Sub-Fund.

The Company also serves as Investment Adviser with regard to the Nikko L-Plus Mother Fund, an investment trust fund organized under the laws of Japan (the "L-Plus Fund"). Pursuant to its appointment, the Company has discretionary authority to manage the L-Plus Fund and direct its investments subject to the investment objectives, policies and procedures established upon the formation of the Fund. As compensation for its role, the Company receives an annual fee based upon the amount of assets under management as well as an annual fee based upon performance.

2. Significant Accounting Policies

Cash and cash equivalents consist of highly liquid investments with maturities of three months or less when purchased. Substantially all cash and cash equivalents are held at two major financial institutions.

The Company's cash accounts that are denominated in foreign currencies as of March 31, 2005, principally Japanese yen, are translated into U.S. dollars at year-end exchange rates.

Depreciation of furniture, fixtures and equipment is provided using the straight line method over the estimated useful lives of the assets, generally 2 to 5 years. Leasehold improvements are amortized on a straight-line basis over the lease term.

Management fees are received semi-annually and are recognized as earned over the term of the contract.

Performance fees are recognized on an accrual basis at the end of each reporting period.

In accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," intangible assets are amortized over their estimated useful lives and are reviewed on an annual basis for impairment based upon estimated fair value. Should the review indicate that the intangible is impaired, the Company's carrying value of the intangible would be reduced.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

3. Transactions with Related Parties

During the normal course of business, the Company entered into transactions with, and provided various services to, affiliates, NAHC, Nikko AM International, Inc. and NCS. Payables to related parties represent the sum of the net payables, by counterparty, owed by the Company to NAHC at March 31, 2005.

In June 2004, July 2004 and January 2005, the Company paid dividends of $24,500,000, $23,000,000 and $4,000,000, respectively, to NAHC. During the year, NAHC repaid an advance from the Company of $24,147,900.

All performance and management fees earned by the Company are from the Sub-Funds and L-Plus Funds that are sponsored by an affiliate.

4. Furniture, Fixtures, Equipment and Leasehold Improvements

Components of furniture, fixtures, equipment and leasehold improvements included in the statement of financial condition at March 31, 2005 were as follows:

	Cost
Leasehold improvements	$ 222,720
Computer equipment	212,380
Furniture and fixtures	152,300
Total cost	587,400
Less, accumulated depreciation and amortization	(340,700)
Net book value	$ 246,700

5. Intangible Asset

On December 14, 2001, the Company acquired the right to serve as the trading and investment advisor to the Sub-Funds and the L-Plus Fund. The Company's intangible asset consisted of its right to act as trading advisor to these off-shore alternative investment vehicles. The intangible asset is being amortized on a straight-line basis over its estimated useful life of 10 years. The components of the intangible asset included in the statement of financial condition at March 31, 2005 were as follows:

Customer base	$ 1,000,000
Less accumulated amortization	325,000
Net, carrying amount	$ 675,000

6. Liabilities Subordinated to Claims of General Creditors

At March 31, 2005, the Company had a $1,000,000 interest-free subordinated note from NAHC due June 30, 2005. The subordinated borrowing was approved by the National Association of Securities Dealers, Inc. ("NASD") and is thus available in computing net capital under the SEC's Uniform Net Capital Rule. The borrowing may be repaid only if, after giving effect to such repayment, the Company meets the SEC's minimum net capital requirements.

7. Income Taxes

The operations of the Company are included in the consolidated Federal tax return and in the combined state and local tax returns of NAHC and its subsidiaries. The Company accounts for income taxes using Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Income taxes are computed on a separate-company basis.

For the year ended March 31, 2005, the Company had no regular Federal tax liability as it had no taxable income due to the utilization of income tax loss carryforwards. However, the Company is subject to the U.S. Federal alternative minimum tax under which taxable income is adjusted for certain preference items and other adjustments, as well as the use of income tax loss carry forwards available to offset such income.

The Company has available, to offset future U.S. Federal, New York State and New York City income taxes, income tax loss carry forwards of approximately $137,700,000, which will expire in 2008 through 2022.

For the year ended March 31, 2005, the Company had no regular New York State and New York City income tax liability as it had no taxable income due to the utilization of income tax loss carryforwards. However the Company is subject to New York State and New York City taxes as determined using the capital method, which imposes taxes based on the capital employed in each jurisdiction.

The Company expects to be taxed under the U.S. Federal alternative minimum tax rates in future years in which it generates regular taxable income and uses its available net reporting loss carryforwards to offset any income.

At March 31, 2005, the Company had deferred tax assets of $60,860,000 and no deferred tax liabilities. The deferred tax assets consist primarily of net operating loss carryforwards for which a full valuation allowance has been established. The valuation was established since the deferred tax asset is not more likely than not to be realized in the future.

8. Commitments and Contingencies

Indemnification and Guarantees
In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, management expects the risks of loss to be remote.

The Company leases office space under non-cancelable lease agreements expiring through 2010. The approximate minimum rental payments are as follows:

	Minimum Rental Payments
Year ended March 31,	
2006	$ 934,100
2007	934,100
2008	991,600
2009	991,600
2010	991,600
	$ 4,843,000

The Company was reimbursed by NAHC for a portion of the rent. The Company subleased a portion of its office space to a third party. The sublease expired on November 30, 2004.

Deferred rent of $331,900 represents the difference between rent payable calculated over the life of the lease on a straight line basis (net of lease incentives) and rent payable on a cash basis.

The Company is obligated under a non cancelable software license agreement through September 1, 2013.

Litigation
In the normal course of business, the Company has been named a defendant in various civil actions. In the aggregate, it is the opinion of the management of the Company that such litigation and claims will not have a material adverse effect on the Company's financial position or operations.

9. Short-Term Financing

The Company has a line of credit of $2,000,000 collaterized by a U.S. Treasury Bill with a market value of $2,027,400. As of March 31, 2005, there were no outstanding balance on this facility. Interest rates on such borrowings are generally negotiated at the time of the transactions and reflect market interest rates.

10. Retirement Plans

The Company sponsors a defined contribution plan which qualifies as a profit-sharing plan under Section 401(a) and 401(k) of the Internal Revenue Code and covers all eligible employees. Contributions by the Company are discretionary.

11. Net Capital Requirements

As a registered broker-dealer and a member of the NASD, the Company is subject to the SEC's Rule 15c3-1 which specifies minimum net capital requirements for registered broker-dealers. The Company computes its net capital under the alternative method, which requires that the minimum required net capital, as defined, shall not be less than the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. In addition, the Company is registered with the CFTC and, as such, also computes its net capital under CFTC Rule 1.17, which requires the Company to maintain minimum net capital, as defined.

At March 31, 2005, the Company had regulatory net capital of $15,842,400, which exceeded its requirement of $250,000 by $15,592,400.

The Company is also subject to the requirements of Rule 15c3-3 under the Securities and Exchange Commission, and the commodity segregation requirements and the daily computations of the foreign futures and foreign options secured amount requirements under the Commodity Futures Trading Commission. However, the Company held no customer accounts during the year or at March 31, 2005.